# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Peace Acquisition Corp., CIK 0002088626
CUSIP: G6956D105
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 205 WEST 37TH STREET, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0002108198
Persons authorized to receive notices and communications: Dahe Zhang, 205 W. 37th Street, New York, New York (NY), 10018, (203) 998-5540

## Reporting persons
- Casper Holding LP (CIK 0002108198): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 660,000; shared voting power 0; sole dispositive power 660,000; shared dispositive power 0; aggregate amount beneficially owned 660,000 (7.8% of the class)
  Comment: Based on 8,437,500 of the Issuer's ordinary shares outstanding as of the date of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Peace Acquisition Corp.
Address of issuer's principal executive offices: 205 WEST 37TH STREET, NEW YORK, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing: Casper Holding LP
Residence or business address:
c/o Peace Acquisition Corp
205 W. 37th Street
New York, New York 10018
Present principal occupation or employment: Casper Holding LP is a Delaware limited partnership. Casper Management LLC is the general partner of Casper Holding LP. Taylor Zhang is the manager of Casper Management LLC.
Criminal convictions in the last five years: During the last five years, Casper Holding LP has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the last five years, Casper Holding LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Casper Holding LP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were acquired in connection with the organization and initial public offering of Peace Acquisition Corp. Casper Holding LP acquired founder shares prior to the Issuers initial public offering for nominal consideration. The funds used by Casper Holding LP to purchase the securities reported herein came from its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 9, 2025, Casper Holding LP, a sponsor of the Issuer, acquired an aggregate of 2,300,000 ordinary shares for an aggregate purchase price of $25,000 (the "Founder Shares"). Thereafter, Casper Holding LP transferred an aggregate of 1,541,000 ordinary shares to Baystar Holding Group Ltd, another sponsor of the Issuer. Casper Holding LP made the acquisition reported in this Schedule 13D as a sponsor of the Issuer and in support of the Issuer's business plan. The Issuer's business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination.

In connection with the non-exercise of the underwriter's over-allotment option in the Issuer's IPO, Casper Holding LP forfeited 99,000 Founder Shares for no consideration. After giving effect to such forfeiture, Casper Holding LP beneficially owns 660,000 ordinary shares.

The Reporting Person may later acquire additional securities of the Issuer. Any actions the Reporting Person might undertake with respect to the ordinary shares may be made at any time and from time to time without prior notice and will be dependent upon its review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to the Reporting Person.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the Reporting Person does not have any plans or proposals which would result in any of the matters enumerated in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Person are as follows: 660,000 ordinary shares, representing approximately 7.8% of the outstanding ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Casper Holding LP has sole power to vote or to direct the vote of 660,000 ordinary shares and sole power to dispose or to direct the disposition of 660,000 ordinary shares.

The above amounts do not include ordinary shares issuable upon conversion of rights or exercise of warrants, which are not convertible or exercisable within 60 days.
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this report, the Reporting Person has not effected any transactions in the Issuer's ordinary shares except as described in Item 4 above, including the forfeiture described therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Casper Holding LP is party to: (i) a Registration Rights Agreement, dated May 21, 2026, by and among the Issuer, Baystar Holding Group Ltd, Casper Holding LP, EarlyBirdCapital, Inc. and certain other parties thereto, (ii) a Letter Agreement, dated May 21, 2026, by and among the Issuer, EarlyBirdCapital, Inc., Baystar Holding Group Ltd, Casper Holding LP and certain other parties thereto, and (iii) a Securities Escrow Agreement, dated May 21, 2026, by and among the Issuer, the initial shareholders of the Issuer and Continental Stock Transfer & Trust Company.

Pursuant to the Registration Rights Agreement, the initial shareholders, including Casper Holding LP, and the other parties thereto are entitled to registration rights for the ordinary shares held by them immediately prior to the Issuer's IPO, in addition to certain other securities. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuers Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Casper Holding LP agreed, among other things, to vote all shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to redeem any shares owned by it in connection with such Business Combination, to waive certain rights to funds held in the Issuers trust account with respect to founder shares and to certain transfer restrictions with respect to its founder shares.

Pursuant to the Securities Escrow Agreement, Casper Holding LP agreed, among other things, to deposit its founder shares into escrow for the escrow period set forth in the Securities Escrow Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Registration Rights Agreement: https://www.sec.gov/Archives/edgar/data/2088626/000149315226025041/ex10-3.htm

Insider Letter Agreement: https://www.sec.gov/Archives/edgar/data/2088626/000149315226025041/ex10-1.htm

Securities Escrow Agreement: https://www.sec.gov/Archives/edgar/data/2088626/000149315226025041/ex10-8.htm

## Signatures
- Casper Holding LP: /s/ Taylor Zhang, Taylor Zhang, Manager (06/16/2026)